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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

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                              --------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                           New Image Industries, Inc.
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                                (Name of issuer)


                          Common Stock, $.001 par value
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                         (Title of class of securities)


                                  645 639 10 5
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                                 (CUSIP number)


                               William W. Stevens
                                3055 Triad Drive
                        Livermore, California 94550-9559
                                 (510) 449-0606
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                  May 31, 1996
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             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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- ------------------------------
     CUSIP NO. 645639105               13D                   Page 2 of ___ Pages
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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     WILLIAM W. STEVENS
     ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)/ /
                                                                 (b)/ /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF                7    SOLE VOTING POWER
SHARES                        453,623
                         -------------------------------------------------------
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY
                         -------------------------------------------------------
EACH                     9    SOLE DISPOSITIVE POWER
REPORTING                     453,623
                         -------------------------------------------------------
PERSON WITH              10   SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     453,623
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%
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14   TYPE OF REPORTING PERSON*
     IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.   SECURITY AND ISSUER.

     This report relates to the Common Stock, $.001 par value of New Image Industries, Inc. ("New Image"), a Delaware corporation. New Image has its principal executive offices at 2283 Cosmos Court, Carlsbad, California 92009.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) The Reporting Person is William W. Stevens. The beneficially-owned securities covered by this report are community property of the Reporting Person and his spouse; legal title to such securities is held in the name of The William W. Stevens and Virda J. Stevens Trust dated October 17, 1968 (the "Stevens Trust"). William W. Stevens and Virda J. Stevens are the trustors of the Stevens Trust. The Reporting Person, his spouse, and the Stevens Trust are all treated as one person for purposes of this report.

     (b) The Reporting Person's address is 3055 Triad Drive, Livermore, California 94550-9559;

     (c)  The Reporting Person and his spouse are retired.

     (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person is not the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person and his spouse are U.S. citizens; the Stevens Trust is based in California.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities which are the subject of this report were received in connection with the acquisition of Insight Imaging Systems, Inc. ("Insight"), a California corporation, by New Image in a transaction effective May 31, 1996.
In that transaction, the Stevens Trust received 425,099 shares in exchange for capital stock of Insight and loans to Insight. In addition, the Reporting Person's warrants to purchase Insight Common Stock were assumed by New Image in connection with the acquisition of Insight, resulting in warrants to purchase 41,524 shares of New Image Common Stock. Shares of New Image Common Stock which are issuable upon exercise of such warrants are included in the 453,623 shares shown as beneficially owned. Personal funds of the Reporting Person were used to purchase the Insight capital stock and to make the loans to Insight.


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ITEM 4.   PURPOSE OF TRANSACTION.

     See Item 3.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     As of May 31, 1996, there were 4,809,538 shares of New Image Common Stock outstanding. In connection with the acquisition of Insight, 649,970 shares of New Image Common Stock were issued to holders of Insight Common Stock and Insight notes. In connection with the acquisition of Insight by New Image, the Reporting Person received 412,099 shares of New Image Common Stock in exchange for Insight capital stock and loans, and, by virtue of the assumption by New Image of warrants to purchase Insight Common Stock, also received a currently exercisable warrant to purchase 41,524 shares of New Image Common Stock. The shares deliverable upon exercise of the warrant plus the shares issued in exchange for Insight Common Stock and loans aggregate 453,623 shares, or 8.2%, of the New Image Common Stock. The Reporting Person has sole voting power and has sole dispositive power with respect to the securities which are the subject of this report. Except as described with respect to the acquisition of Insight by New Image, the Reporting Person has not engaged in any transactions in New Image Common Stock, during the period commencing 60 days prior to May 31, 1996, and ending with the date of this report.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person which would affect the dispositive power or voting power over the securities which are the subject of this report.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        August 1, 1996
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                                             (Date)


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                                             (Signature)


                                        /s/William W. Stevens
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                                             (Name/Title)